April 29, 2024

John F. Kernan

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street NE

Washington, D.C. 20549-8626

Re: Fiscal Year December 31, 2023 Annual Reports

Dear Mr. Kernan:

Below is a summary of the oral comments you provided to us on April 15, 2024, in connection with the review by the staff of the Securities and Exchange Commission (the “Staff”) of the annual reports to the shareholders of the Funds for the fiscal year ended December 31, 2023, filed on Form N-CSR (the “Annual Reports”), and Form N-CENs for the periods ended December 31, 2022 and December 31, 2023, together with our responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the applicable Annual Report.

MML Managed Volatility Fund

1.	Comment: The Staff notes that the MDFP includes a detailed discussion of put and covered call options activity; however, the discussion appears to be silent on these strategies’ contributions to relative performance. The MDFP could be enhanced to address the strategies’ contribution to relative performance. Please explain how the Fund will address this matter prospectively.

Response: The Fund’s subadviser uses S&P 500® Index put and covered call options extensively to hedge risk in the portfolio. We agree that the MDFP includes a detailed discussion of the Fund’s put and call coverage and general asset allocation, but does not explicitly state the performance impact of these decisions. Going forward, we will strive to ensure that the MDFP includes a discussion of the impact of the put and covered call options, as well as other derivatives, on performance. We note that Item 27A of Form N-1A will apply beginning July 2024 and will significantly shorten the MDFP discussion of the Fund’s use of put and call options in the tailored shareholder report, although the Fund will include a discussion of this strategy to the extent it significantly impacts the Fund’s performance.

MML Inflation-Protected and Income Fund

2.	Comment: Item B.22 of Form N-CEN for the period ended 12/31/2022 indicates that the Fund had an NAV error during the period; however, the Staff could not locate disclosure in the financial statements related to such error. Please describe the nature and circumstances of the error, associated internal control implications, mitigating actions, and amounts reimbursed, if any. In addition, if amounts have been reimbursed, please explain why the Fund has not disclosed these reimbursement amounts in its financial statements.

Response: In November 2022, it was determined that the Fund held certain interest bearing total return swaps that were not correctly set up at the Fund’s custodian to accrue interest. The trade authorizations provided by the Fund’s subadviser to the custodian’s middle office and back office indicated a fixed rate of 0.00% which resulted in no income accruals on the financing leg of the total return swaps.

The custodian was asked to provide a NAV analysis based on (1) total return swaps held at 9/30/2022 to ensure that quarterly reporting could be updated as required, and (2) total return swaps held during the period.

For total return swaps held at 9/30/2022, the analysis showed there were periods of time during which the NAV impact was (1) less than $0.01 and no further action was needed, (2) greater than $0.01 but less than 50 bps, and the Fund needed to be reimbursed $15,399.02 as a result of the NAV overstatement and net redemption activity during the period, and (3) greater than $0.01 and 50 bps, and therefore, reprocessing of shareholder activity was required during the period. The $15,399.02 receivable was booked to the Fund on 12/5/2022 and reimbursement was received from the subadviser on 4/17/2023. In addition, reprocessing of shareholder activity was completed on 12/1/2022, and the 12/31/2022 NAV accurately reflected the reprocessed activity.

For total return swaps held during the period ended 9/30/2022, the analysis showed there were periods of time during which the NAV impact was (1) less than $0.01 and no further action was needed, and (2) greater than $0.01 but less than 50 bps, and the Fund needed to be reimbursed $35,182.28 as a result of the NAV overstatement and net redemption activity during the period. The $35,182.28 receivable was booked to the Fund on 1/12/2023 and reimbursement was received from the subadviser on 4/17/2023.

This issue was identified as part of the Fund’s financial statement review process and escalated as appropriate. The issue was resolved in a timely manner and was not considered a control deficiency that needed to be reported.

The subadviser agreed to provide a trade recap to the custodian that included interest. In addition, the subadviser corrected their electronic trade messages to ensure that interest rate details are included on the trade instructions.

We confirm that Item B.22 was noted as “Yes” in the 12/31/2022 N-CEN filing and “No” in the 12/31/2023 N-CEN filing. To our knowledge, there is no requirement to show NAV error amounts in the financial statements. We recognize that the error was caused and reimbursed by a related party; therefore, we would consider disclosing prospectively if a similar event occurred.

Funds’ Derivative Disclosure

3.	Comment: Please consider enhancing the average derivatives volume disclosure included in the Notes to the Financial Statements for Funds holding derivatives instruments to provide additional information such as, for example, the breakdown of long versus short futures and protection purchased versus sold, and supplementing the number of contracts shares/units with notional amounts/value disclosures that would enable users of the financial statements to better understand the volume of derivatives activity.

Response: While we don’t believe our derivative usage is significant, we will work with our third-party vendor to implement some of the suggested enhancements to the derivatives volume disclosure in the Funds’ 9/30/2024 financial statements. We will continue to evaluate the inclusion of additional enhancements to the derivative disclosures should our derivative usage increase.

Derivatives and Reliance on Rule 18f-4

4.	Comment: The Staff notes that certain Funds have not indicated their reliance on Rule 18f-4 in their responses to Form N-CEN Item C.7.n. which was filed on March 12, 2024 despite disclosure included in the annual report and the prior year’s Form N-CEN evidencing the use of derivatives and reliance on the Rule. Please review the response to Form N-CEN Item C.7.n. and update, as necessary. Funds in question include, for example, the MML Dynamic Bond Fund, MML Managed Volatility Fund, and MML Total Return Bond Fund.

Response: We have reviewed Item C.7.n. and noted several Funds did not indicate their reliance on Rule 18f-4 as required. We will amend each Form N-CEN, as applicable, to reflect an updated response to this Item.

N-CSR Item 4(a) for MML Series Investment Fund

5.	Comment: Please confirm the accuracy of the aggregate fees billed to the Registrant for professional services rendered by its independent auditors, Deloitte & Touche LLP, for the fiscal year ended 2022 as reported in Item 4(a) of Form N-CSR as the Staff notes that the amounts are less than one-half of those billed in 2021 and 2023.

Response: The amounts included in Item 4(a) have been reviewed and confirmed. Variances in the amounts between years are the result of the timing of receipt and payment of audit invoices.

Very truly yours,

/s/Jill Nareau Robert

Jill Nareau Robert

Vice President and Assistant Secretary

MML Series Investment Fund & MML Series Investment Fund II

Lead Counsel, Investment Adviser & Mutual Funds

Massachusetts Mutual Life Insurance Company